51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
 Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
July 30, 2018
Item 3   News Release
The news release dated July 30, 2018 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it has granted 1,060,000 stock options (the “Options”) to certain directors, officers, consultants and employees (the “Optionees”) of the Company for the purchase of up to an aggregate of 1,060,000 common shares of the Company (each, a “Share”), pursuant to the Company’s Stock Option Plan. Shares issuable upon the exercise of the Options held by the directors and officers of the Company will be subject to a TSX Venture Exchange hold period of four months and one day from the date of grant of the Options. Each Option granted to the Optionees is exercisable for a period of five years at an exercise price of $0.43 per Share. 860,000 Options shall vest immediately and 200,000 Options shall vest in equal amounts each calendar quarter over the next 24 months.
Item 5   Full Description of Material Change
5.1          Full Description of Material Change
A full description of the material change is described in Item 4 above and in the attached News Release which was filed on SEDAR.
5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:            Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
July 31, 2018

NEWS RELEASE

RepliCel Life Sciences Announces Grant of Stock Options

VANCOUVER, BC, CANADA – July 30, 2018 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce it has granted 1,060,000 stock options (the “Options”) to certain directors, officers, consultants and employees (the “Optionees”) of the Company for the purchase of up to an aggregate of 1,060,000 common shares of the Company (each, a “Share”), pursuant to the Company’s Stock Option Plan. Shares issuable upon the exercise of the Options held by the directors and officers of the Company will be subject to a TSX Venture Exchange hold period of four months and one day from the date of grant of the Options. Each Option granted to the Optionees is exercisable for a period of five years at an exercise price of $0.43 per Share. 860,000 Options shall vest immediately and 200,000 Options shall vest in equal amounts each calendar quarter over the next 24 months.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
 604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.